ATRIUM
BIOTECHNOLOGIES

07020772

January 23, 2007

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549
USA

Re: Rule 12g3-2(b) Submission for Atrium Biotechnologies Inc.
SEC File number: 082-35044

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following document that Atrium Biotechnologies Inc. is furnishing to the Securities and Exchange Commission (the "SEC") pursuant to Rule 12g3-2(b) of the *Securities Exchange Act* of 1934:

Press Release dated January 22, 2007: "Atrium Acquires AquaCap for $21.5 million"

I would kindly ask you to acknowledge receipt of the enclosed document by returning to the undersigned one of the copies of this letter duly stamped by you in the self-addressed envelope attached herewith.

Yours truly,

Manon Deslauriers
Corporate Secretary

Encl.

HEALTH AND NUTRITION Division
ACTIVE INGREDIENTS AND SPECIALTY CHEMICALS Division

1405, boul. du Parc-Technologique
Québec (Québec) CANADA G1P 4P5
Tel.: (418) 652-1116
Fax: (418) 652-0151
atrium@atrium-bio.com
www.atrium-bio.com

ATRIUM
BIOTECHNOLOGIES

SEC MAIL PROCESSING
RECEIVED
FEB - 1 2007
WASH. D.C. 186 SECTION

January 23, 2007

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549
USA

Re: Rule 12g3-2(b) Submission for Atrium Biotechnologies Inc.
SEC File number: 082-35044

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following document that Atrium Biotechnologies Inc. is furnishing to the Securities and Exchange Commission (the "SEC") pursuant to Rule 12g3-2(b) of the *Securities Exchange Act* of 1934:

Press Release dated January 22, 2007: "Atrium Acquires AquaCap for $21.5 million"

I would kindly ask you to acknowledge receipt of the enclosed document by returning to the undersigned one of the copies of this letter duly stamped by you in the self-addressed envelope attached herewith.

Yours truly,

Manon Deslauriers
Corporate Secretary

Encl.

1405, boul. du Parc-Technologique
Québec (Québec) CANADA G1P 4P5
Tel.: (418) 652-1116
Fax: (418) 652-0151
atrium@atrium-bio.com
www.atrium-bio.com

HEALTH AND NUTRITION
Division

ACTIVE INGREDIENTS
AND SPECIALTY CHEMICALS
Division

ATRIUM
BIOTECHNOLOGIES

PRESS RELEASE

FOR IMMEDIATE RELEASE

Atrium Acquires AquaCap for $21.5 million

All amounts are in U.S. dollars

Quebec City, Canada, January 22, 2007 – Atrium Biotechnologies Inc. (TSX: ATB) today announced that it acquired, effective January 19, 2007, Philadelphia area-based AquaCap Pharmaceutical, Inc. ("AquaCap") the leading developer and manufacturer of liquid filled capsules within the nutritional supplement industry in the United States. This novel technology will allow Atrium to continue to offer its customers quality and innovative products. AquaCap has 60 employees. Under the agreement, Atrium will acquire AquaCap for the total amount of $21.5 million, representing approximately 6 times the adjusted EBITDA generated by AquaCap.

Originally developed for the pharmaceutical industry, this novel liquid delivery technology allows for the liquid filling of hard two-piece capsules with oils, vitamins, minerals, amino acids and herbal extracts. This encapsulation process of liquids provides for a better absorption, stability and bioavailability of the nutrients while avoiding the use of excipients often required in the manufacturing of dry capsules or tablets products. Moreover, not only can gelatin capsules be manufactured using this technology but also this technology can be used to manufacture the more natural vegetable-based capsules for which there is a growing demand. Liquid capsules permit minimal runs allowing for more flexibility in manufacturing and better inventory management.

"This acquisition allows Atrium to further strengthen its leadership position in the United States and in North America in the nutritional supplements market. We are convinced that under Atrium's leadership, we will accelerate AquaCap's growth. With the contribution of the Douglas team in Pittsburgh, PA, who will play a key role in the integration process, we are very confident that we will rapidly develop operational and commercial synergies. We already have several new product launches scheduled based on this unique technology," stated Richard Bordeleau, President of Atrium's Health & Nutrition Division.

"Instead of investing time, financial and human resources developing this technology internally, AquaCap provides us with a proven and already profitable technological platform on which we will be able to grow," concluded Luc Dupont, President and CEO of Atrium.

About Atrium

Atrium Biotechnologies Inc. is a recognized leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries. The Company focuses primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 50 countries, primarily in North America, Europe and Asia. Atrium has over 560 employees and operates four manufacturing facilities. Additional information about Atrium is available on its Web site at www.atrium-bio.com.

Cautionary Note and Forward-Looking Statements

This press release contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable, but cautions the reader that these assumptions regarding future events, many of which are beyond its control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company. For additional information with respect to these and other factors, see the Company's quarterly and annual filings with the Canadian securities commissions. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

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Source : Atrium Biotechnologies Inc.

Investor Relations:
John Dempsey
Vice President, Finance and Chief Financial Officer
(418) 652-1116 ext. 287
jdempsey@atrium-bio.com

Media Relations:
Frédéric Tremblay
HKDP
(514) 395-0375 ext. 234
ftremblay@hkdp.qc.ca

END